

March 23, 2017

Matthew S. Heiter, Esq.
Senior Vice President and General Counsel
NN, Inc.
207 Mockingbird Lane
Johnson City, Tennessee 37604

> **Re:** **NN, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2017**
> **File No. 333-216737**

Dear Mr. Heiter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you incorporate your 10-K by reference, but have not filed portions of that 10-K that are to be incorporated from your proxy. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit Index

2. We note that the Exhibit Index states that you will file Forms T-1 "by amendment or as an exhibit to a document to be incorporated or deemed to be incorporated by reference in this registration statement, including a Current Report on Form 8-K." Please note that each Form T-1 must be separately filed under the electronic form type "305B2". You may not incorporate by reference a Form T-1 from another filed document. Refer to

Matthew S. Heiter, Esq.
NN, Inc.
March 23, 2017
Page 2

Interpretation 206.01 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction